Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial

statements as of December 31, 2022 and June 30, 2022,

and for the three and six month periods ended

December 31, 2022, and 2021.

INDEX

Unaudited interim condensed consolidated financial statements as of December 31, 2022, June 30, 2022 and for the three and six month periods ended December 31, 2022 and 2021.
Unaudited interim condensed consolidated statements of financial position as of December 31, 2022 and June 30, 2022	F-3
Unaudited interim condensed consolidated statements of comprehensive income for the three and six-month periods ended December 31, 2022 and 2021	F-5
Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2022 and 2021	F-7
Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2022 and 2021	F-9
Notes to the unaudited interim condensed consolidated financial statements	F-12

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, and June 30, 2022

(Amounts in US Dollars)

	Notes	12/31/2022	06/30/2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	68,550,022	33,475,266
Other financial assets	7.2	18,882,388	5,401,133
Trade receivables	7.3	178,231,597	111,752,310
Other receivables	7.4	25,653,798	19,327,584
Income and minimum presumed recoverable income taxes		1,674,314	1,647,398
Inventories	7.5	157,647,583	126,044,122
Biological assets	7.6	581,100	57,313
Total current assets		451,220,802	297,705,126

NON-CURRENT ASSETS
Other financial assets	7.2	1,104,718	619,841
Trade receivables	7.3	—	200,412
Other receivables	7.4	3,173,261	2,254,199
Income and minimum presumed recoverable income taxes		18,465	44,412
Deferred tax assets	9	4,619,247	4,011,374
Investments in joint ventures and associates	13	38,810,692	38,554,092
Property, plant and equipment	7.7	63,794,675	49,908,325
Intangible assets	7.8	174,412,251	76,704,869
Goodwill	7.9	122,532,487	36,073,685
Right of use asset	19	13,164,994	12,144,026
Total non-current assets		421,630,790	220,515,235
Total assets		872,851,592	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, and June 30, 2022

(Amounts in US Dollars)

	Notes	12/31/2022	06/30/2022
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.10	165,096,567	125,849,620
Borrowings	7.11	105,462,623	71,301,468
Employee benefits and social security	7.13	9,867,633	7,619,121
Deferred revenue and advances from customers	7.14	44,136,726	5,895,313
Income tax payable		1,079,857	7,538,764
Consideration for acquisition		1,943,216	3,048,562
Lease liabilities	19	3,007,806	1,412,904
Total current liabilities		330,594,428	222,665,752

NON-CURRENT LIABILITIES
Trade and other payables	7.10	810,921	—
Borrowings	7.11	79,109,119	74,177,169
Deferred revenue and advances from customers	7.14	17,096,542	—
Joint ventures and associates	13	122,059	717,948
Deferred tax liabilities	9	46,130,828	29,005,943
Provisions		464,564	603,022
Consideration for acquisition		8,467,428	9,854,228
Secured notes	7.12	72,558,213	12,559,071
Lease liabilities	19	10,880,795	10,338,380
Total non-current liabilities		235,640,469	137,255,761
Total liabilities		566,234,897	359,921,513

EQUITY
Equity attributable to owners of the parent		272,648,077	127,358,573
Non-controlling interest		33,968,618	30,940,275
Total equity		306,616,695	158,298,848
Total equity and liabilities		872,851,592	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

		Three-month period ended		Six-month period ended
	Notes	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Revenues from contracts with customers	8.1	94,548,714	92,313,776	221,391,962	158,667,650
Government grants		—	337	—	805
Initial recognition and changes in the fair value of biological assets at the point of harvest		(138,529)	1,590,925	351,477	2,142,828
Changes in the net realizable value of agricultural products after harvest		(1,509,023)	(1,242,185)	(1,736,959)	(1,242,185)
Total		92,901,162	92,662,853	220,006,480	159,569,098

Cost of sales	8.2	(59,141,259)	(55,332,989)	(134,817,137)	(93,215,442)
Research and development expenses	8.3	(3,457,892)	(1,384,032)	(7,309,906)	(2,815,574)
Selling, general and administrative expenses	8.4	(28,413,577)	(18,814,561)	(60,318,488)	(34,997,761)
Share of profit or loss of joint ventures and associates	13	40,048	1,141,323	882,288	919,087
Other income or expenses, net	8.5	290,487	(571,365)	768,528	(1,717,982)
Operating profit		2,218,969	17,701,229	19,211,765	27,741,426

Net financial cost	8.6	(9,960,342)	(8,221,621)	(18,028,495)	(13,401,289)
(Loss) Profit before income tax		(7,741,373)	9,479,608	1,183,270	14,340,137

Income tax	9	(684,906)	(4,141,102)	(5,697,549)	(6,736,415)
(Loss) profit for the period		(8,426,279)	5,338,506	(4,514,279)	7,603,722
(Loss) profit for the period attributable to:
Equity holders of the parent		(8,156,746)	3,427,093	(7,658,449)	4,301,230
Non-controlling interests		(269,533)	1,911,413	3,144,170	3,302,492
		(8,426,279)	5,338,506	(4,514,279)	7,603,722
(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	10	(0.1323)	0.0834	(0.1242)	0.1046
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	(0.1323)	0.0808	(0.1242)	0.1014

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

For the three and six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

	Three-month period ended		Six-month period ended
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
(Loss) profit for the period	(8,426,279)	5,338,506	(4,514,279)	7,603,722

Other comprehensive income (loss)	585,882	7,893,351	616,907	13,622,488
Items that may be subsequently reclassified to profit and loss	585,882	9,331,728	616,907	16,449,749
Foreign exchange differences on translation of foreign operations from joint ventures	(136,762)	1,887,130	(21,946)	3,504,622
Foreign exchange differences on translation of foreign operations	722,644	7,444,598	638,853	12,945,127
Items that will not be subsequently reclassified to loss and profit	—	(1,438,377)	—	(2,827,261)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	—	(189,996)	—	(363,848)
Revaluation of property, plant and equipment, net of tax [2]	—	(1,248,381)	—	(2,463,413)
Total comprehensive (loss) profit	(7,840,397)	13,231,857	(3,897,372)	21,226,210

Total comprehensive (loss) profit attributable to:
Equity holders of the parent	(7,779,559)	10,074,002	(7,377,844)	15,796,061
Non-controlling interests	(60,838)	3,157,855	3,480,472	5,430,149
	(7,840,397)	13,231,857	(3,897,372)	21,226,210

(1)The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was nil for the three-month and six-month periods ended December 31, 2022. The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $102,306 and $195,918 for the three-month and six-month periods ended December 31, 2021.
(2)The tax effect of the revaluation of property, plant and equipment was nil for the three-month and six-month periods ended December 31,2022. The tax effect of the revaluation of property, plant and equipment was $672,205 and $1,326,453 for the three-month and six-month periods ended December 31, 2021.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
										Revaluation	Equity /
			Changes in		Stock				Foreign	of PP&E	(deficit)
			non-	Own shares	options and				currency	and effect	attributable	Non-
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	to owners of	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	the parent	Interests	equity
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives	—	20,205	—	—	853,204	—	—	—	—	—	873,409	—	873,409
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
Profit for the period	—	—	—	—	—	—	—	4,301,230	—	—	4,301,230	3,302,492	7,603,722
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	13,756,640	(2,261,809)	11,494,831	2,127,657	13,622,488
12/31/2021	4,158	120,682,591	(255,893)	(916,202)	4,525,972	702,981	(3,530,926)	(21,182,045)	(18,866,168)	2,992,351	84,156,819	27,252,782	111,409,601

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	5	631,778	—	135,361	1,806,100	—	—	—	—	—	2,573,244	—	2,573,244
Business combination (Note 6)	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 7.12)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(26,206,394)	—	—	—	(26,206,394)	—	(26,206,394)
Issuance of convertible notes (Note 7.12)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
(Loss) profit for the period	—	—	—	—	—	—	—	(7,658,449)	—	—	(7,658,449)	3,144,170	(4,514,279)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	280,605	—	280,605	336,302	616,907
12/31/2022	6,435	325,020,333	(255,893)	(780,841)	7,194,165	9,285,261	(29,737,320)	(40,341,342)	1,250,007	1,007,272	272,648,077	33,968,618	306,616,695

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

	Notes	12/31/2022	12/31/2021
OPERATING ACTIVITIES
(Loss) profit for the period		(4,514,279)	7,603,722

Adjustments to reconcile profit to net cash flows
Income tax		5,697,549	6,736,415
Financial results		18,028,495	13,401,289
Depreciation of property, plant and equipment	7.7	2,960,156	1,668,788
Amortization of intangible assets	7.8	5,191,521	1,375,998
Depreciation of leased assets	19	1,837,532	501,232
Transactional expenses		3,634,992	—
Share-based incentive and stock options		2,062,345	873,407
Share of profit or loss of joint ventures and associates	13	(882,288)	(919,087)
Loss of participation in joint ventures and associates		7,853	—
Provisions for contingencies		39,847	65,598
Allowance for impairment of trade debtors		468,992	815,929
Allowance for obsolescence		481,332	740,264
Initial recognition and changes in the fair value of biological assets		(351,477)	(2,142,828)
Changes in the net realizable value of agricultural products after harvest		1,736,959	1,242,185
Gain or loss on sale of equipment and intangible assets		(111,728)	(133,586)

Working capital adjustments
Trade receivables		(63,042,799)	(34,516,244)
Other receivables		(5,986,718)	(4,827,685)
Income and minimum presumed income taxes payable		(3,869,723)	6,742,149
Inventories and biological assets		(23,455,328)	(35,202,949)
Trade and other payables		12,216,345	31,932,303
Employee benefits and social security		2,185,006	1,604,112
Deferred revenue and advances from customers	6	53,775,013	745,423
Income taxes paid		(2,772,608)	(3,041,629)
Government grants		—	(784)
Interest collected		3,493,607	1,866,722
Inflation effects on working capital adjustments		—	(16,998,252)
Net cash flows generated (used) by operating activities		8,830,596	(19,867,508)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2022 and 2021

(Amounts in US Dollars)

	Notes	12/31/2022	12/31/2021
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		118,914	319,587
Net cash received from business combination	6	4,373,265	—
Proceeds from financial assets		—	8,657,999
Investment in financial assets		(13,813,944)	(482,849)
Purchase of property, plant and equipment	7.7	(3,824,078)	(1,756,346)
Capitalized development expenditures	7.8	(5,926,539)	(2,425,244)
Purchase of intangible assets	7.8	(148,075)	(346,268)
Net cash flows (used) generated by investing activities		(19,220,457)	3,966,879

FINANCING ACTIVITIES
Proceeds from borrowings		136,880,982	79,923,730
Repayment of borrowings, financed payments and interest payments		(88,650,542)	(58,787,312)
Decrease in bank overdrafts and other short-term borrowings		—	(32,838)
Other financial proceeds or payments, net		(3,588,240)	(2,107,971)
Acquisition of non-controlling interest in subsidiaries		—	(724,429)
Purchase of own shares		(2,291,365)	—
Leased assets payments		(1,553,958)	(493,453)
Cash dividend distributed by subsidiary		(452,129)	—
Net cash flows generated by financing activities		40,344,748	17,777,727

Net increase in cash and cash equivalents		29,954,887	1,877,098

Inflation effects on cash and cash equivalents		—	(3,592,117)

Cash and cash equivalents as of beginning of the period	7.1	33,475,266	36,046,113
Effect of exchange rate changes on cash and equivalents		5,119,869	2,035,037
Cash and cash equivalents as of the end of the period	7.1	68,550,022	36,366,131

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

Index

1.	General information

2.	Accounting standards and basis of preparation

3.	New standards, amendments and interpretations issued by the IASB

4.	Impact of COVID-19

5.	Seasonality

6.	Acquisitions and other significant transactions

7.	Information about components of unaudited interim condensed consolidated statements of financial position

8.	Information about components of unaudited interim condensed consolidated statement of comprehensive income

9.	Taxation

10.	Earnings per share

11.	Information about unaudited condensed consolidated components of equity

12.	Cash flow information

13.	Joint ventures and associates

14.	Segment information

15.	Financial instruments – Risk management

16.	Shareholders and other related parties’ balances and transactions

17.	Key management personnel compensation

18.	Share-based payments

19.	Leases

20.	Contingencies, commitments, and restrictions on the distribution of profits

21.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States,Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2022, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2022.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2022, June 30, 2022 and for the three and six month periods ended December 31, 2022 and 2021 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on February 27, 2023.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

●Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

From July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

The effect of the functional currency change was recorded prospectively as of July 1, 2022, in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. As a result, from July 1,2022 there are no longer effects of inflation adjustments for the above- mentioned subsidiaries.

b)	Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2022.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

●IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
●IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
●IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
●IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

These improvements are not expected to have material impact on the Group.

The new standard is effective for financial years beginning on or after January 1, 2022.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework.

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

b) The following new standards are not yet adopted by the Group.

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of lease.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS1 – Non- current liabilities with covenants.

The amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

These amendments are not expected to have material impact on the Group.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption in IAS 12. Applying this exception, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments also apply to taxable and deductible temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as assets at the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Early application of the amendments is permitted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

These amendments are not expected to have material impact on the Group.

4.    IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of covid-19 pandemic and its impact on the countries and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent covid-19 will affect the Group’s business and the results of its operations in the future. The Board of Directors and senior management are closely monitoring the pandemic and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

5.    SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

6.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. leads the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated

Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets,net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)

Revaluation of existing assets

Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(16,705)

Total net assets identified	69,985

Goodwill	86,459

Total consideration	156,444

The figures reported above could be subject to changes.

Goodwill is not expected to be deductible for tax purposes.

The amounts of revenue and net loss of the acquiree since the merger date included in the condensed consolidated statement of comprehensive income for the six- month period ended December 31, 2022, were $17.6 million and ($6.0) million, respectively.

The pro-forma revenue and net loss of the combined entity for the six-month period ended December 31, 2022 as though the date for the merger had been as of the beginning of the reporting period amount to $221.7 million and $(6.8) million, respectively.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Syngenta Seedcare agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications. Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its affiliates, or any other trademark approved by Bioceres.

Pro Farm’s biological solutions are not included within the scope of the current agreement. Bioceres retains global rights for use of products included in the agreement on HB4® crops and, in the United States, Syngenta rights will be non-exclusive for upstream applications.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. It has an effective date at the beginning of the 2023 calendar year, but implementation will be staggered. Bioceres will continue distributing its products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay during the year 2023. Thus, full implementation will be in 2024, subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta contributing up to 70% of the investment.

In consideration for the rights granted under the agreements, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. As of December 31, 2022, the upfront payment is reported as Deferred revenue and advances from customers. Additionally, for the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

The figures reported as current and non-current in Deferred revenue and advances from customers are based on our best estimation at the time these financial statements are authorized of issuance.

7.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	12/31/2022	06/30/2022
Cash at bank and on hand	68,550,022	32,912,886
Money market funds	—	562,380
	68,550,022	33,475,266

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.2.  Other financial asset

	12/31/2022	06/30/2022
Current
Restricted short-term deposits	174,693	265,123
US Treasury bills	11,160,527	—
Mutual funds	6,438,416	2,913,519
Other investments	1,108,752	2,222,491
	18,882,388	5,401,133

	12/31/2022	06/30/2022
Non-current
Shares of Bioceres S.A.	444,735	444,870
Other investments	659,983	174,971
	1,104,718	619,841

7.3.  Trade receivables

	12/31/2022	06/30/2022
Current
Trade debtors	176,943,073	111,950,965
Allowance for impairment of trade debtors	(6,525,744)	(7,142,252)
Shareholders and other related parties (Note 16)	—	640,258
Allowance for credit notes to be issued	(2,458,939)	(1,961,463)
Trade debtors - Joint ventures and associates (Note 16)	1,211,435	22,429
Deferred checks	9,061,772	8,242,373
	178,231,597	111,752,310

Non-current
Trade debtors	—	200,412
	—	200,412

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.  Other receivables

	12/31/2022	06/30/2022
Current
Taxes	7,403,475	9,071,643
Receivables for PP&E sales	978,869	1,734,281
Shareholders and other related parties (Note 16)	2,093,157	1,182
Other receivables - Joint ventures and associates (Note 16)	5,112,378	2,987,765
Prepayments to suppliers	7,916,125	4,648,164
Reimbursements over exports	10,552	10,549
Prepaid expenses and other receivables	1,628,273	1,110
Loans receivables	230,000	230,000
Miscellaneous	280,969	642,890
	25,653,798	19,327,584

	12/31/2022	06/30/2022
Non-current
Taxes	775,183	218,159
Reimbursements over exports	2,238,477	2,036,040
Miscellaneous	159,601	—
	3,173,261	2,254,199

7.5.  Inventories

	12/31/2022	06/30/2022
Seeds	737,129	1,183,915
Resale products	60,243,488	35,080,737
Manufactured products	25,807,803	21,725,042
Goods in transit	588,201	4,340,232
Supplies	22,273,707	17,534,434
Agricultural products	50,103,153	47,284,512
Allowance for obsolescence	(2,105,898)	(1,104,750)
	157,647,583	126,044,122
Net of agricultural products	107,544,430	78,759,610

7.6.  Biological assets

Changes in biological assets

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	—	—	191,481	159,996	—	351,477
Costs incurred during the period	290,667	263,428	389,282	126,293	27,005	1,096,675
Decrease due to harvest/disposals	—	—	(625,176)	(299,189)	—	(924,365)
Period ended December 31, 2022	290,667	263,428	—	—	27,005	581,100

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	—	—	292,692	141,899	—	1,708,237	2,142,828
Costs incurred during the period	378,530	649,680	172,957	81,661	1,099,241	33,153,682	35,535,751
Exchange differences	6,622	3,379	2,726	4,039	—	58,841	75,607
Decrease due to harvest	—	—	(490,686)	(230,670)	—	(31,205,748)	(31,927,104)
Period ended December 31, 2021	439,314	680,705	—	—	1,099,241	5,923,660	8,142,920

7.7.  Property, plant and equipment

Property, plant and equipment as of December 31, 2022 and June 30, 2022 included the following:

	12/31/2022	06/30/2022
Gross carrying amount	88,295,296	71,521,454
Accumulated depreciation	(24,500,621)	(21,613,129)
Net carrying amount	63,794,675	49,908,325

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2022	06/30/2022
Office equipment	240,206	269,538
Vehicles	2,288,951	2,665,074
Equipment and computer software	251,002	231,676
Fixtures and fittings	3,228,224	3,546,919
Machinery and equipment	12,400,288	5,811,960
Land and buildings	38,509,795	34,240,384
Buildings in progress	6,876,209	3,142,774
Total	63,794,675	49,908,325

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.      Gross carrying amount as of December 31, 2022 is as follows:

	Gross carrying amount
	As of the
	beginning		Additions		Foreign	As of the
	of the		from business		currency	end of the
Class	period	Additions	combination	Disposals	translation	period
Office equipment	908,004	305	—	—	724	909,033
Vehicles	5,261,979	84,209	—	(59,744)	(3,948)	5,282,496
Equipment and computer software	925,349	111,226	12,469	—	(32,824)	1,016,220
Fixtures and fittings	7,606,389	34,256	5,379	—	12,143	7,658,167
Machinery and equipment	13,017,830	1,128,712	7,047,496	(7,186)	(14,677)	21,172,175
Land and buildings	40,659,129	—	4,750,136	—	(28,269)	45,380,996
Buildings in progress	3,142,774	2,465,370	1,285,092	—	(17,027)	6,876,209
Total	71,521,454	3,824,078	13,100,572	(66,930)	(83,878)	88,295,296

2.     Accumulated depreciation as of December 31, 2022 is as follows

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of		Of the	currency	as of the end
Class	the period	Disposals	period	translation	of the period
Office equipment	638,466	—	30,827	(466)	668,827
Vehicles	2,596,905	(59,744)	457,562	(1,178)	2,993,545
Equipment and computer software	693,673	—	73,094	(1,549)	765,218
Fixtures and fittings	4,059,470	—	370,828	(355)	4,429,943
Machinery and equipment	7,205,870	—	1,575,862	(9,845)	8,771,887
Land and buildings	6,418,745	—	451,983	473	6,871,201
Total	21,613,129	(59,744)	2,960,156	(12,920)	24,500,621

3.     Gross carrying amount as of December 31, 2021, is as follows:

	Gross carrying amount
	As of the				Foreign		As of the
	beginning				currency		end of the
Class	of the period	Additions	Transfers	Disposals	translation	Revaluation	period
Office equipment	762,825	17,009	(55,698)	—	69,188	—	793,324
Vehicles	3,512,217	715,492	55,698	(218,344)	258,800	—	4,323,863
Equipment and computer software	592,126	101,156	—	(49,944)	55,471	—	698,809
Fixtures and fittings	5,637,943	—	356,109	(15)	821,362	—	6,815,399
Machinery and equipment	9,987,811	371,583	68,805	(41,468)	1,033,450	—	11,420,181
Land and buildings	41,486,215	—	168,569	—	4,099,357	(4,482,496)	41,271,645
Buildings in progress	1,995,265	551,106	(593,483)	(127,338)	237,750	—	2,063,300
Total	63,974,402	1,756,346	—	(437,109)	6,575,378	(4,482,496)	67,386,521

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.     Accumulated depreciation as of December 31, 2021, is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of		Of the	currency		as of the end
Class	the period	Disposals	period	translation	Revaluation	of period
Office equipment	473,905	—	23,583	51,063	—	548,551
Vehicles	1,676,583	(196,985)	413,229	43,972	—	1,936,799
Equipment and computer software	525,021	(49,631)	48,637	31,979	—	556,006
Fixtures and fittings	2,670,512	—	327,792	315,287	—	3,313,591
Machinery and equipment	4,862,083	(4,492)	516,171	552,484	—	5,926,246
Land and buildings	5,811,702	—	339,376	700,325	(692,630)	6,158,773
Total	16,019,806	(251,108)	1,668,788	1,695,110	(692,630)	18,439,966

The depreciation charge is included in Notes 8.3 and 8.4

7.8.  Intangible assets

Intangible assets as of December 31, 2022 and June 30, 2022 included the following:

	12/31/2022	06/30/2022
Gross carrying amount	197,128,192	94,229,557
Accumulated amortization	(22,715,941)	(17,524,688)
Net carrying amount	174,412,251	76,704,869

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	12/31/2022	06/30/2022
Seed and integrated products
HB4 soy and breeding program	30,741,521	29,802,534
Integrated seed products	3,122,724	3,137,158
Crop nutrition
Microbiological products	49,277,287	5,792,348
Other intangible assets
Trademarks and patents	61,600,862	8,267,041
Software	1,980,198	2,167,985
Customer loyalty	22,689,659	22,537,803
RG/RS/OX Wheat	5,000,000	5,000,000
Total	174,412,251	76,704,869

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.      Gross carrying amount as of December 31, 2022 is as follows:

	Gross carrying amount
	As of the		Additions from	Foreign	As of the
	beginning of		business	currency	end of the
Class	the period	Additions	combination	translation	period
Seed and integrated products
HB4 soy and breeding program	31,371,088	1,738,631	—	—	33,109,719
Integrated seed products	3,181,155	—	—	8,296	3,189,451
Crop nutrition
Microbiological products	8,855,421	4,187,908	39,613,280	(2,279)	52,654,330
Other intangible assets
Trademarks and patents	12,183,045	49,783	55,420,441	—	67,653,269
Software	5,176,373	98,292	—	(954)	5,273,711
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	6,074,614	96,818,958	5,063	197,128,192

2.      Accumulated amortization as of December 31, 2022 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Seed and integrated products
HB4 soy and breeding program	1,568,554	799,644	—	2,368,198
Integrated seed products	43,997	22,242	488	66,727
Crop nutrition
Microbiological products	3,063,073	313,970	—	3,377,043
Other intangible assets
Trademarks and patents	3,916,004	2,136,403	—	6,052,407
Software	3,008,388	285,881	(756)	3,293,513
Customer loyalty	5,924,672	1,633,381	—	7,558,053
Total	17,524,688	5,191,521	(268)	22,715,941

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.      Gross carrying amount as of December 31, 2021 is as follows:

	Gross carrying amount
	As of the
	beginning		Transfers /	Foreign currency	As of the end of
Class	of the period	Additions	Disposals	translation	the period
Seed and integrated products
HB4 soy and breeding program	27,611,142	1,840,320	—	—	29,451,462
Integrated seed products	2,558,220	—	—	290,765	2,848,985
Crop nutrition					—
Microbiological products	6,037,680	584,924	—	648,526	7,271,130
Other intangible assets
Trademarks and patents	9,824,171	—	—	1,129,486	10,953,657
Software	3,784,593	346,268	—	508,279	4,639,140
Customer loyalty	23,203,397	—	—	2,540,247	25,743,644
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	78,019,203	2,771,512	—	5,117,303	85,908,018

4.     Accumulated amortization as of December 31, 2021 is as follows:

	Amortization
	Accumulated as			Foreign	Accumulated
	of beginning of		Transfers /	currency	as of the end
Class	the period	Of the period	Disposals	translation	of the period
Crop nutrition
Microbiological products	2,041,023	259,522	—	249,507	2,550,052
Other intangible assets
Trademarks and patents	2,900,915	368,581	—	353,213	3,622,709
Software	1,935,552	212,148	—	230,243	2,377,943
Customer loyalty	3,799,351	535,747	—	459,198	4,794,296
Total	10,676,841	1,375,998	—	1,292,161	13,345,000

The amortization charge is included in Notes 8.3 and 8.4.

7.9.  Goodwill

Carrying amount of goodwill as of December 31, 2022 and June 30, 2022 is as follows:

	12/31/2022	06/30/2022

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,324	7,523,324
Pro farm Group, Inc.	86,458,802	—
Insumos Agroquímicos S.A.	470,090	470,090
	122,532,487	36,073,685

There were no indicators of goodwill impairment.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.10. Trade and other payables

	12/31/2022	06/30/2022

Trade creditors	114,286,611	94,653,017
Shareholders and other related parties (Note 16)	56,732	44,579
Trade creditors - Parent company (Note 16)	88,739	670,730
Trade creditors - Joint ventures and associates (Note 16)	46,901,927	29,082,325
Taxes	2,322,285	1,265,771
Miscellaneous	1,440,273	133,198
	165,096,567	125,849,620

7.11. Borrowing

	12/31/2022	06/30/2022
Current
Bank borrowings	63,502,859	48,305,535
Corporate bonds	29,861,413	12,845,934
Trust debt securities	8,563,045	6,492,733
Net loans payables- Parents companies and related parties to Parent (Note 16)	3,535,306	3,657,266
	105,462,623	71,301,468
Non-current
Bank borrowings	28,963,786	9,912,901
Corporate bonds	44,240,319	61,264,268
Net loans payables- Parent companies and related parties to Parent (Note 16)	3,000,000	3,000,000
Trust debt securities	2,905,014	—
	79,109,119	74,177,169

The carrying value of some borrowings as of December 31, 2022 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 2), due to the use of unobservable inputs, including own credit risk.

	12/31/2022		06/30/2022
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	63,502,859	61,697,572	48,305,535	46,589,131
Corporate Bonds	29,861,413	29,234,649	12,845,934	12,467,941

Non-current
Bank borrowings	28,963,786	27,325,723	9,912,901	9,344,755
Corporate Bonds	44,240,319	40,951,796	61,264,268	56,550,746

7.12. Secured Notes

Secured Guaranteed Notes

On August 5, 2022 the 25% of the outstanding capital of the convertible note that we had issued in 2020 and which the 75% was already converted into shares on March 16, 2022, were converted into 1.5 million shares. Bioceres has repurchased such shares for $24 million issuing the “The Secured Guaranteed Notes”.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value of the Secured Guaranteed Notes as of December 31, 2022 measured at amortized cost does not differ significantly from their fair value.

Secured Convertible Guaranteed Notes

On August 8, 2022, we issued the Secured Guaranteed Convertible Notes for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value of Secured Convertible Guaranteed Notes as of December 31, 2022 measured at amortized cost does not differ significantly from their fair value.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

The Secured Guaranteed Notes and the Secured Convertibles Guaranteed Notes are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

7.13. Employee benefits and social security

	12/31/2022	06/30/2022
Current
Salaries, accrued incentives, vacations and social security	9,531,717	7,337,774
Key management personnel (Note 17)	335,916	281,347
	9,867,633	7,619,121

7.14. Deferred revenue and advances from customers

	12/31/2022	06/30/2022
Current
Advances from customers	11,233,268	5,895,313
Deferred Revenue (Note 6)	32,903,458	—
	44,136,726	5,895,313
Non-current
Deferred Revenue (Note 6)	17,096,542	—
	17,096,542	—

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

8.1.  Revenues from contracts with customers

	12/31/2022	12/31/2021
Sale of goods and services	220,482,895	157,538,626
Royalties	909,067	1,129,024
	221,391,962	158,667,650

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 16.

8.2.  Cost of sales

Item	12/31/2022	12/31/2021
Inventories as of the beginning of the period	78,759,610	39,052,925
Business combination	11,064,908	—
Purchases of the period	138,186,645	102,342,174
Production costs	14,596,888	7,581,570
Foreign currency translation	(246,484)	516,306
Subtotal	242,361,567	149,492,975
Inventories as of the end of the period (*)	(107,544,430)	(56,277,533)
Cost of sales	134,817,137	93,215,442

(*) Net of agricultural products.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	12/31/2022	12/31/2021
Amortization of intangible assets	2,201,938	604,462
Analysis and storage	27,322	—
Import and export expenses	850	1,685
Depreciation of property, plant and equipment	287,180	213,837
Freight and haulage	4,732	—
Employee benefits and social securities	2,248,105	685,412
Maintenance	303,524	25,702
Energy and fuel	94,870	24,659
Supplies and materials	1,078,197	726,899
Mobility and travel	158,193	38,564
Publicity and advertising	9,568	—
Share-based incentives	92,477	30,099
Professional fees and outsourced services	574,614	137,674
Professional fees related parties	102,701	296,967
Office supplies	43,546	2,842
Information technology expenses	19,060	6,039
Insurance	25,738	12,598
Depreciation of leased assets	33,685	2,523
Miscellaneous	3,606	5,612
Total	7,309,906	2,815,574

	12/31/2022	12/31/2021
R&D capitalized (Note 7.8)	5,926,539	2,425,244
R&D profit and loss	7,309,906	2,815,574
Total	13,236,445	5,240,818

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2022
Amortization of intangible assets	86,842	2,902,741	2,989,583
Analysis and storage	4,460	237,341	241,801
Commissions and royalties	109,703	1,020,272	1,129,975
Import and export expenses	265,121	704,937	970,058
Depreciation of property, plant and equipment	1,666,119	1,006,857	2,672,976
Depreciation of leased assets	230,478	1,573,369	1,803,847
Impairment of receivables	—	468,992	468,992
Freight and haulage	1,201,183	5,002,384	6,203,567
Employee benefits and social securities	7,177,926	20,156,371	27,334,297
Maintenance	722,399	1,446,553	2,168,952
Energy and fuel	753,041	161,850	914,891
Supplies and materials	512,493	627,514	1,140,007
Mobility and travel	39,428	1,837,797	1,877,225
Publicity and advertising	—	3,235,737	3,235,737
Contingencies	—	39,847	39,847
Share-based incentives	—	1,969,868	1,969,868
Professional fees and outsourced services	1,133,009	7,122,701	8,255,710
Professional fees related parties	—	29,818	29,818
Office supplies and registrations fees	23,309	624,246	647,555
Insurance	74,350	1,306,282	1,380,632
Information technology expenses	17,511	1,566,952	1,584,463
Obsolescence	481,332	—	481,332
Taxes	96,233	6,976,043	7,072,276
Miscellaneous	1,951	300,016	301,967
Total	14,596,888	60,318,488	74,915,376

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	12/31/2021
Amortization of intangible assets	—	771,536	771,536
Analysis and storage	26,537	69,502	96,039
Commissions and royalties	547,364	1,181,465	1,728,829
Import and export expenses	61,209	560,934	622,143
Depreciation of property, plant and equipment	655,067	799,884	1,454,951
Depreciation of leased assets	246,942	251,767	498,709
Impairment of receivables	—	815,929	815,929
Freight and haulage	311,416	4,457,096	4,768,512
Employee benefits and social securities	3,265,750	11,033,554	14,299,304
Maintenance	400,778	570,294	971,072
Energy and fuel	233,958	24,908	258,866
Supplies and materials	351,410	570,762	922,172
Mobility and travel	7,361	696,370	703,731
Publicity and advertising	—	2,247,729	2,247,729
Contingencies	—	65,598	65,598
Share-based incentives	—	843,308	843,308
Professional fees and outsourced services	587,370	3,075,667	3,663,037
Professional fees related parties	—	48,934	48,934
Office supplies	89,670	198,228	287,898
Insurance	36,328	556,441	592,769
Information technology expenses	—	817,032	817,032
Obsolescence	740,264	—	740,264
Taxes	19,398	5,230,416	5,249,814
Miscellaneous	748	110,407	111,155
Total	7,581,570	34,997,761	42,579,331

8.5.  Other income or expenses, net

	12/31/2022	12/31/2021
Net result from commercialization of agricultural products	144,515	(2,733,693)
Expenses recovery	232,977	164,445
Other income or expenses, net	391,036	851,266
	768,528	(1,717,982)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.6.  Net financial cost

	12/31/2022	12/31/2021
Financial costs
Interest expenses with the Parents (Note 16)	(299,468)	(415,812)
Interest expenses	(10,722,135)	(5,439,593)
Financial commissions	(1,517,729)	(907,660)
	(12,539,332)	(6,763,065)

Other financial results
Exchange differences generated by assets	(12,771,727)	6,355,520
Exchange differences generated by liabilities	9,070,404	(11,682,895)
Changes in fair value of financial assets or liabilities and other financial results	(2,068,923)	(1,652,984)
Net gain of inflation effect on monetary items	281,083	342,135
	(5,489,163)	(6,638,224)

Total net financial cost	(18,028,495)	(13,401,289)

9.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2022	12/31/2021
Current tax expense	(6,467,324)	(11,916,178)
Deferred tax	769,775	5,179,763
Total	(5,697,549)	(6,736,415)

	12/31/2022	12/31/2021
Beginning of the period deferred tax	(24,994,569)	(22,421,125)
Additions for business combination	(16,704,771)	—
Charge for the period	769,775	5,179,763
Charge to OCI	—	1,326,453
Conversion difference	(582,016)	(2,993,421)
Total net deferred tax	(41,511,581)	(18,908,330)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2022	12/31/2021
Earnings before income tax-rate	1,183,270	14,340,137
Income tax expense by applying tax rate in force in the respective countries	(5,182,386)	(7,314,555)
Share of profit or loss of subsidiaries, joint ventures and associates	225,376	269,138
Stock options charge	(298,851)	(180,523)
Non-deductible expenses	(543,505)	(318,280)
Untaxed gains	33,052	—
Unrecognized tax losses carry-forwards [1]	(995,754)	—
Foreign investment coverage	—	140,720
Tax inflation adjustment	3,132,901	1,097,315
Result of inflation effect on monetary items and other finance results	(1,660,369)	(479,093)
Others	(408,013)	48,863
Income tax expenses	(5,697,549)	(6,736,415)

1- Corresponds mainly to Pro Farm Group Inc.

10.   EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three -month period ended		Six -month period ended
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Numerator
(Loss) profit for the period (basic EPS)	(8,156,746)	3,427,093	(7,658,449)	4,301,230
(Loss) profit for the period (diluted EPS)	(8,156,746)	3,427,093	(7,658,449)	4,301,230
Denominator
Weighted average number of shares (basic EPS)	61,657,343	41,104,331	61,657,343	41,104,331
Weighted average number of shares (diluted EPS)	61,657,343	42,403,196	61,657,343	42,403,196

Basic loss (Profit) attributable to ordinary equity holders of the parent	(0.1323)	0.0834	(0.1242)	0.1046
Diluted (loss) profit attributable to ordinary equity holders of the parent	(0.1323)	0.0808	(0.1242)	0.1014

For the three and six-month period ended December 31, 2022 diluted EPS was equal to basic EPS as the effect of potential ordinary shares would be antidilutive.

For the three and six-month period ended December 31, 2021, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and Convertible notes.

The stock options were included in the diluted EPS calculation for the period ended December 31, 2021 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the period ended December 31, 2021 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.   INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

In consideration of payment of Pro Farm Merger, we have issued 16.4 million shares. See Note 6.

See Note 7.12 in reference to the issuance of 1.5 million shares in connection with the conversion of the convertible note that we had issued in 2020.

The Secured Convertibles Guaranteed Notes mentioned in Note 7.12 were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column.

As of December 31, 2022, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,329,098 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 2,478,123 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,144,596 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

12.   CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	12/31/2022	12/31/2021
Investment activities

Net assets acquisition by business combination (Note 6)	152,070,313	—
Investment in-kind in other related parties (Note 16)	1,434,802	437,780
	153,505,115	437,780

	12/31/2022	12/31/2021
Financing activities
Capitalization of convertible notes (Note 7.12)	12,211,638	—
Purchase of own shares (Note 7.12)	(23,915,029)	—
Acquisition of non-controlling interest in subsidiaries	—	255,893
	(11,703,391)	255,893

13.   JOINT VENTURES AND ASSOCIATES

	12/31/2022	06/30/2022
Assets
Synertech Industrias S.A.	35,995,752	35,646,740
Indrasa Biotecnología S.A.	—	70,466
Alfalfa Technologies S.R.L.	52,881	74,827
Moolec Science Limited	—	2,759,059
Moolec Science S.A.	2,762,059	3,000
	38,810,692	38,554,092

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Sciente Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science as of December 31, 2022 reached 1,860,000 ordinary shares.

	12/31/2022	06/30/2022
Liabilities
Trigall Genetics S.A.	122,059	717,948
	122,059	717,948

Share of profit or loss of joint ventures and associates:

	12/31/2022	12/31/2021
Trigall Genetics S.A.	595,889	662,077
Synertech Industrias S.A.	349,012	319,356
Moolec Science Limited	—	(114,709)
Indrasa Biotecnología S.A.	(62,613)	52,363
	882,288	919,087

Changes in joint ventures investments

	12/31/2022	12/31/2021
As of the beginning of the period	37,836,144	29,378,923
Revaluation of property, plant and equipment	—	(363,848)
Loss of participation Indrasa Biotecnología S.A.	(7,853)	—
Foreign currency translation	(21,946)	3,504,622
Share of profit or loss	882,288	919,087
As of the end of the period	38,688,633	33,438,784

14.   SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	29,226,197	116,263,527	74,993,171	220,482,895
Royalties	909,067	—	—	909,067
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	56,530	140,620	154,327	351,477
Changes in the net realizable value of agricultural products after harvest	(279,365)	(694,929)	(762,665)	(1,736,959)
Total	29,912,429	115,709,218	74,384,833	220,006,480

Cost of sales	(13,606,348)	(79,703,474)	(41,507,315)	(134,817,137)
Gross profit per segment	16,306,081	36,005,744	32,877,518	85,189,343
% Gross margin	55%	31%	44%	39%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Period ended December 31, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	23,767,633	82,062,604	51,708,389	157,538,626
Royalties	1,129,024			1,129,024
Others
Government grants	805	—	—	805
Initial recognition and changes in the fair value of biological assets	1,033,753	845,387	263,688	2,142,828
Changes in the net realizable value of agricultural products after harvest	(821,078)	(304,522)	(116,585)	(1,242,185)
Total	25,110,137	82,603,469	51,855,492	159,569,098

Cost of sales	(8,988,420)	(57,480,257)	(26,746,765)	(93,215,442)
Gross profit per segment	16,121,717	25,123,212	25,108,727	66,353,656
% Gross margin	64%	30%	48%	42%

15.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of December 31, 2022 and June 30, 2022.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	12/31/2022	06/30/2022	12/31/2022	06/30/2022
Cash and cash equivalents	68,550,022	32,912,886	—	562,380
Other financial assets	1,279,411	884,964	18,707,695	5,136,010
Trade receivables	178,231,597	111,952,722	—	—
Other receivables (*)	11,104,003	7,642,707	—	—
Total	259,165,033	153,393,279	18,707,695	5,698,390

(*) Advances expenses and tax balances are not included.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	12/31/2022	06/30/2022	12/31/2022	06/30/2022
Trade and other payables	163,585,203	125,849,620	—	—
Borrowings	184,571,742	145,478,637	—	—
Secured notes	72,558,213	12,559,071	—	—
Lease liability	13,888,601	11,751,284	—	—
Consideration for acquisition of assets	10,410,644	12,902,790	—	—
Total	445,014,403	308,541,402	—	—

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 12/31/2022	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	11,160,527	—	—
Mutual funds	6,438,416	—	—
Other investments	1,108,752	—	—

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3

Financial assets at fair value
Money market funds	562,380	—	—
Mutual funds	2,913,519	—	—
Other investments	1,490,086	732,405	—

Estimation of fair value

The fair value of mutual funds and other investments is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities and other investments, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The table below sets forth our net exposure to currency risk as of December 31, 2022.

Net foreign currency position	12/31/2022
Amount expressed in US$	(2,345,363)

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (See note 2).

Considering only this net currency exposure as of December 31, 2022 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended December 31, 2022 would have resulted in a net pre-tax loss or gain of approximately $0.2 million.

16.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended December 31, 2022 and 2021, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

The increase in sales and purchases with joint ventures compared to the same period of the previous year is due to an incremental sale of micro-beaded fertilizers due to more competitive prices compared to competing commodity fertilizers.

		Value of transactions for the period ended
Party	Transaction type	12/31/2022	12/31/2021
Joint ventures and associates	Sales and services	23,433,292	10,839,406
Joint ventures and associates	Purchases of goods and services	(43,850,427)	(29,026,646)
Key management personnel	Salaries, social security benefits and other benefits	(3,263,996)	(1,677,312)
Key management personnel	Sales and services	362,017	-
Shareholders and other related parties	Sales of goods and services	343,873	313,432
Shareholders and other related parties	Purchases of goods and services	(305,061)	(2,441,710)
Shareholders and other related parties	In-kind contributions	1,434,802	437,780
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(299,468)	(415,812)
Total		(22,144,968)	(21,970,862)

		Amounts receivable from related parties
Party	Transaction type	12/31/2022	06/30/2022
Shareholders and other related parties	Trade debtors	—	640,258
Shareholders and other related parties	Other receivables	2,093,157	1,182
Joint ventures and associates	Trade debtors	1,211,435	22,429
Joint ventures and associates	Other receivables	5,112,378	2,987,765
Total		8,416,970	3,651,634

		Amounts payable to related parties
Party	Transaction type	12/31/2022	06/30/2022
Parent company and related parties to Parent	Trade creditors	(88,739)	(670,730)
Parent company and related parties to Parent	Net loans payables	(6,535,306)	(6,657,266)
Key management personnel	Salaries, social security benefits and other benefits	(335,916)	(281,347)
Shareholders and other related parties	Trade and other payables	(56,732)	(44,579)
Joint ventures and associates	Trade creditors	(46,901,927)	(29,082,325)
Total		(53,918,620)	(36,736,247)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

17.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other key management members, including social security contributions and other benefits, was as follows for the period ended December 31, 2022 and 2021.

	12/31/2022	12/31/2021

Salaries, social security and other benefits	1,201,651	803,905
Share-based incentives	2,062,345	873,407
Total	3,263,996	1,677,312

18.   SHARE-BASED PAYMENTS

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the period.

Stock Options

The total converted options outstanding on the date of the merger was 1,046,776. The estimated fair value of options on the merger date was $0.5 million. The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

As well as fiscal year ended June 30, 2021, for the Bonus in Cash 2022, all the beneficiaries decided to receive the bonus in ordinary shares.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $378,000 and $318,000 to the Chief Executive Officer and Chief Financial Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget. The charge for the six-month period ended December 31, 2022 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2022 amounted to $0.5 million.The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted. 50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

The charge for the six-month period ended December 31, 2022 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2022 amounted to $0.9 million.

19.   LEASE

Right-of-use leased asset	12/31/2022	06/30/2022
Book value at the beginning of the period/year	15,828,032	3,688,150
Additions of the period/year	154,225	10,429,919
Additions from business combination	3,005,000	—
Disposals	(646,386)	—
Exchange differences	287,852	1,709,963
Book value at the end of the period/year	18,628,723	15,828,032

Depreciation	12/31/2022	06/30/2022
Book value at the beginning of the period/year	3,684,006	2,360,490
Depreciation of the period/year	1,837,532	1,257,538
Disposals	(117,387)	—
Exchange differences	59,578	65,978
Accumulated depreciation at the end of the period/year	5,463,729	3,684,006
Total	13,164,994	12,144,026

Lease liability	12/31/2022	06/30/2022
Book value at the beginning of the period/year	11,751,284	1,140,717
Additions of the period/year	398,658	9,937,271
Additions from business combination	3,245,812	—
Interest expenses, exchange differences and inflation effects	46,805	1,708,060
Payments of the period/year	(1,553,958)	(1,034,764)
Total	13,888,601	11,751,284

Lease Liabilities	12/31/2022	06/30/2022
Non-current	10,880,795	10,338,380
Current	3,007,806	1,412,904
Total	13,888,601	11,751,284

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	12/31/2022	06/30/2022
Machinery and equipment	3,304,776	828,977
Vehicles	1,093,758	1,115,087
Equipment and computer software	891,294	742,382
Land and buildings	13,338,895	13,141,586
	18,628,723	15,828,032

The incremental borrowing rate used was 2.14%.

20.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2022 that were not mentioned above.

21.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

On February 7, 2023, the company completed a $26.6 million public offering of Series VIII corporate bonds in the Argentine market. The bonds mature in February 2025 and February 2026 and pay an annual nominal interest rate of 1.5% and 3.9% correspondingly. Proceeds will be used in full to extend the maturity of short-term debt.

Subsequent to December 31, 2022, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.